20549-0408

February 15, 2007

Legacy Mining Ltd.
The Nevada Agency and Trust Company
50 West Liberty Street, Suite 880
Reno, Nevada 89501

Re: Legacy Mining Ltd.
   Form SB-2, amendment number 2, filed February 7, 2007
   File Number 333-138672

Dear Sir:

    We have reviewed your amended Form SB-2 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

    Page references are to the text in the marked copy of your amendment.

General

1.   It is not clear to us that Legacy can rely upon Rule 3a4-1 while Golden Spirit, a company you say is under common control, is also selling shares. We have referred this filing to our office dealing with broker dealers and may have further comments on this point. If Messrs. Klein and Parfitt will be selling Legacy shares of Golden Spirit, please advise us how they can comply with your item (4) on page 26 regarding participation in the offering.

2.   As requested previously, please review the entire filing to insure that the disclosure is consistent. For example:

  - Please reconcile the January 13, 2004 date in the first paragraph on page 7 with the dates used in the third paragraph.

  - Please reconcile the first paragraph on page 7 with the information towards the top of page 42.

  - In the second paragraph on page 7 we note your statement that neither officer and director has any experience in mining. Reconcile this with the description of each directors' work experience – including with Avalon and with Golden Spirit, which it is now disclosed have both been involved in some type of mining business.

  - In the second paragraph on page 33 you discuss the Second Chance claims. We find no other reference to this. Please revise or explain why you are discussing these claims.

  - As previously commented upon, on the cover you correctly indicate that all of the offerings must be at five cents until a market develops. On page 10 at <u>Offering Price Per Share</u> you have corrected the initial price, but still do not correctly disclose when the price may change.

Our Business, page 7

3.   As noted previously, please ensure that the affiliation *or lack of affiliation* with Legacy of each of the companies and individuals you reference in the filing is disclosed at their first mention, and elsewhere as warranted.

4.   We note from your latest amendment and your cover letter response that there are a number of interrelationships between the operations of Legacy, Golden Spirit, Avalon, Palisades Financial and Holm Investments, as well as among the shareholders and officers and directors of these companies. Please provide in the summary a brief description of how these parties interact as to operations and control. If there are parties whose control spans across these companies and operations please specifically identify these parties and explain their control. Please do this early in the summary prior to discussing the acquisition of claims and provide more detailed information under a separate subheading in the body of text. Please note our related comments that follow.

5.   We note that you currently disclose in the filing that Messrs. Klein and Parfitt are officers and directors of both Legacy and Golden Spirit. You also disclose that both companies are under common control. From this disclosure it appears that Messrs. Klein and Parfitt are in control of both. However, this does not necessarily seem to be the case.

We note, for example, their limited share ownership in Golden Spirit. Please disclose how these companies are under common control.

6.   Where you disclose the overlapping officer and director positions of Messrs. Klein and Parfitt give the title of the officer positions held outside Legacy. As warranted, also note for Avalon and any other related companies.

7.   As correct, in your revised disclosure please make certain that it is clear how the business of Legacy and Golden Spirit flipped flopped in reverse between web based sales and mining. Be sure that the dates of these changes is clearly disclosed one-to-the-other.

8.   We note the accumulated loss figure now disclosed in the first paragraph. Where appropriate in the summary please briefly summarize how Legacy, has reduced its total liabilities to $64,072 at September 30, 2006. Provide more complete disclosure in the body of the text.

9.   If affiliated, disclose here and in the body of the text from whom Legacy initially sought to acquire the TK claims. If not affiliated, make that clear.

10.   As previously requested, disclose why Legacy management chose, specifically, to acquire the TK claims.

11.   On page 8 you say that you purchased the Ester Creek claims based in part on their market value and potential for long-term opportunities. As requested previously, please disclose how you determined these values. If you relied in part on outside advise you need to say so and describe the work done and by whom. If your management did this work disclose this fact and describe your analysis. If it is correct that you have no experience at this you also need to disclose that here.

12.   At the paragraph bridging pages 8 and 9 you seem to say that Legacy conducted "field investigations," apparently its only exploration to date, in 2005. Is this correct? You only paid for the property in October of 2005. Please revise as correct. In any event, disclose what you did in 2006. If you did not do anything that furthered the company please disclose this and explain why.

13.   Disclose how much time Messrs. Klein and Parfitt typically give to Legacy per week. If less than full time, generally characterize how the rest of their time is spent.

14.   If the business of Golden Spirit, Avalon, or other similar companies with which Messrs. Klein and Parfitt are associated is similar to that of Legacy disclose how any conflicts of interest are resolved. Disclose any formal agreements with respect to conflicts of interest or state that there are none. For example, if a desirable claim is identified, how is it

decided which company will acquire it? Similarly, if a source of funding is found how is it decided which company these funds will be steered to?

15.   It appears that the primary business of Messrs. Klein, Parfitt and related individuals may actually be the start-up of companies similar to Legacy. If this is the case you will need to disclose this in the filing. Our concern is that shareholders be told this, told how decisions are made as to which companies efforts will be focused on and that they have some measure of the success of this overall business. Please advise us as to this issue with consideration to disclosure in the filing.

16.   We note that you have a net loss of $2,094,443 from inception to September 30, 2006, without any reported revenue. As material to a current investment in your company, please explain how these funds were spent. Please take into account that the company, for part of this period under current management, was in the relatively low cost web-sales business. Please disclose this information or advise us why this is not necessary.

If we do not obtain additional financing…, page 13

17.   Disclose in the first paragraph, if correct, that you have no plans for raising this money.

Legal Proceedings, page 32

18.   Disclose whether or not Ester Creek Gold is affiliated in any way with Legacy or its officers and directors.

19.   Please disclose here what terms Ester Creek Gold believes have not been met, with quantification and disclose Golden Spirits response to this claim.

Directors…, page 33

20.   With consideration to disclosure in the filing, please advise us why Mr. Klein is only listed as a director of one company and then another for a period of about 7 years. Was he retired during this period?

21.   Disclose the type of consulting done since 1992.

22.   Disclose the dates and title of service with Golden Spirit and Avalon, and, as warranted, whether he was a founder. Also give the business nature of each company during this entire time, including when any change occurred. Note also for Mr. Parfitt.

Present Condition… page 49

23.   We note that the "vein structures" referenced in the second paragraph are now also apparently referenced as a "gold vein discovery" in the new, fourth paragraph on page 50. Please delete this type of apparently speculative disclosure or clarify in the filing how this conclusion was reached. To the extent the filing makes any sort of mineral claims we will need to refer your filing to our engineering staff for consideration. The engineering staff may have further comments.

24.   If other than a very general description of the Ester Creek claims is included in this filing, provide us supplementally with the underlying engineering reports upon which you are relying.

Sales by Selling Shareholders, page 28

25.   Revise the penultimate paragraph on page 28 to clarify that the price may not change unless and until the Company begins trading on the OTCBB. In addition, revise the last sentence on page 28 (carried over to page 29) to clarify that short sellers may not cover short sales with shares from this offering and delete the reference to "upon conversion".

General - accounting

26.   Please note the updating requirements of Item 310 (g) of Regulation S-B and provide an updated consent from your independent accountant in your next pre-effective amendment.

* * * * *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Direct any questions on accounting matters to David Irving at 202-551-3321, or to Hugh West, Accounting Branch Chief, at 202-551-3872. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3421.

Sincerely,

Michael Clampitt
Staff Attorney

By fax: Penny Green
      Fax number 604-732-4804